Exhibit 99.1

CONFIDENTIAL AND UNDER EMBARGO

ObsEva Announces Management Change

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – July 29, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing novel therapies for women’s health, today announced the resignation of Jean-Pierre Gotteland, Chief Scientific Officer and Head of Research & Development, effective September 30, 2022. Dr. Gotteland will step down from the Company’s Executive Committee, effective immediately.

“On behalf of the Board of Directors, Executive Committee, and all employees, I would like to thank Jean-Pierre for his contributions to ObsEva over the past seven years. It has been a pleasure to work together and we wish Jean-Pierre all the best in his future endeavors,” said Brian O’Callaghan, CEO of ObsEva.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of the Company’s filing for a court-sanctioned moratorium, including with respect to ObsEva’s agreements with third parties, in ObsEva’s ability to successfully restructure its operations and refocus the Company’s development and commercialization strategy, and to cooperate with Kissei or other third parties on the completion of the linzagolix extension studies, in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, including interactions with the FDA during the New Drug Application process for linzagolix, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on May 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONFIDENTIAL AND UNDER EMBARGO

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Katja Buhrer

katja.buhrer@obseva.com

+1 (917) 969-3438